SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Michael W. Andrew

600 Corporate Park Drive

St. Louis, MO 63105

314-512-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 26,714,979[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 26,714,979[1] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,714,979[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[1]	Consists of (i) 18,694,003 Class B Common Shares held of record by The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 18,370 Class A Common Shares, 3,030,839 Class B Common Shares and 523,054 Class A Common Shares represented by ADSs (as defined below) that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the IGC ROFO Purchase (as defined below) based upon Crawford’s current estimate of the number of shares and (iii) 4,448,713 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the GS ROFO Purchase (as defined below). Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. See Item 4 for a description of the IGC ROFO Purchase and the GS ROFO Purchase.
[2]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated by the Issuer in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018 (the “Annual Report”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 26,173,555). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Annual Report, as of December 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including the 26,173,555 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 26,714,979[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 26,714,979[3] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,714,979[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[3]	Consists of (i) 18,694,003 Class B Common Shares held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 18,370 Class A Common Shares, 3,030,839 Class B Common Shares and 523,054 Class A Common Shares represented by ADSs that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the IGC ROFO Purchase based upon Crawford’s current estimate of the number of shares and (iii) 4,448,713 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the GS ROFO Purchase. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. See Item 4 for a description of the IGC ROFO Purchase and the GS ROFO Purchase.
[4]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated by the Issuer in the Issuer’s Annual Report and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 26,173,555). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Annual Report, as of December 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including the 26,173,555 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 26,714,979[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 26,714,979[5] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,714,979[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[5]	Consists of (i) 18,694,003 Class B Common Shares held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 18,370 Class A Common Shares, 3,030,839 Class B Common Shares and 523,054 Class A Common Shares represented by ADSs that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the IGC ROFO Purchase based upon Crawford’s current estimate of the number of shares and (iii) 4,448,713 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the GS ROFO Purchase. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. See Item 4 for a description of the IGC ROFO Purchase and the GS ROFO Purchase.
[6]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated by the Issuer in the Issuer’s Annual Report and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 26,173,555). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Annual Report, as of December 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including the 26,173,555 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle Betz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 26,714,979[7] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 26,714,979[7] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,714,979[7] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[7]	Consists of (i) 18,694,003 Class B Common Shares held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 18,370 Class A Common Shares, 3,030,839 Class B Common Shares and 523,054 Class A Common Shares represented by ADSs that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the IGC ROFO Purchase based upon Crawford’s current estimate of the number of shares and (iii) 4,448,713 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the GS ROFO Purchase. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. See Item 4 for a description of the IGC ROFO Purchase and the GS ROFO Purchase.
[8]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated by the Issuer in the Issuer’s Annual Report and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons,, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 26,173,555). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Annual Report, as of December 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including the 26,173,555 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b..☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 26,714,979[9] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 26,714,979[9] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,714,979[9] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): OO

[9]	Consists of (i) 18,694,003 Class B Common Shares held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A and which are beneficially held by the Reporting Persons, (ii) 18,370 Class A Common Shares, 3,030,839 Class B Common Shares and 523,054 Class A Common Shares represented by ADSs that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the IGC ROFO Purchase based upon Crawford’s current estimate of the number of shares and (iii) 4,448,713 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons pursuant to the terms of the GS ROFO Purchase. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis. See Item 4 for a description of the IGC ROFO Purchase and the GS ROFO Purchase.
[10]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated by the Issuer in the Issuer’s Annual Report and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 26,173,555). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Annual Report, as of December 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including the 26,173,555 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2014 by the Reporting Persons with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), beneficially owned by the Reporting Persons, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 5, 2015, Amendment No. 2 filed with the Securities and Exchange Commission on December 22, 2017 and Amendment No. 3 filed with the Securities and Exchange Commission on April 10, 2018 (the “Schedule 13D”). Except as amended or supplemented by this Amendment No. 4, all other information in the Schedule 13D is as set forth therein.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to the Class A Common Shares of the Issuer. The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) (b)	This Schedule 13D/A is being jointly filed by the following persons: the Jack Taylor Family Voting Trust U/A/D 4/14/99, a trust organized under the laws of the State of Missouri (the “Trust”); and Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle Betz, as voting trustees under the Jack Taylor Family Voting Trust U/A/D 4/14/99. Collectively, such group is referred to herein as the “Reporting Persons.” The shares covered by this Schedule 13D/A are held of record by The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons, or are anticipated to be purchased by Crawford pursuant to the IGC ROFO Purchase and the GS ROFO Purchase. The Reporting Persons entered into a Joint Filing Agreement dated December 1, 2014, a copy of which was filed as Exhibit 99.1 to the original Schedule 13D and which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D, and amendments thereto.

The Trust was established by Jack Taylor, the founder of Crawford. The individual Reporting Persons share voting and investment power with respect to the Trust.

The principal address of each of the Reporting Persons is 600 Corporate Park Drive, St. Louis, Missouri 63105.

(c)	All of the individual Reporting Persons are employed by Crawford at its principal place of business, 600 Corporate Park Drive, St. Louis, Missouri 63105, as follows: Andrew C. Taylor, Executive Chairman, Jo Ann T. Kindle, Vice President, Christine B. Taylor, Senior Vice President and Assistant Secretary, and Carolyn Kindle Betz, Assistant Vice President and Assistant Secretary.

(d)-(e)	None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with the IGC ROFO Purchase, at the price per Common Share of US$6.75, Crawford will pay approximately US$24.1 million to acquire an aggregate of 18,370 Class A Common Shares, 3,030,839 Class B Common Shares, which Class B Common Shares will automatically convert into Class A Common Shares upon the closing of the IGC ROFO Purchase, and 523,054 Class A Common Shares represented by ADSs based upon Crawford’s current estimate of the number of shares (the “IGC Subject Shares”).

The source of the funds for the IGC ROFO Purchase will be Crawford’s funds available for investment.

The description of the IGC ROFO Purchase set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

In connection with the GS ROFO Purchase, at the price per Class B Common Share of US$7.25, Crawford will pay approximately US$32.3 million to acquire an aggregate of 4,448,713 Class B Common Shares (the “GS Subject Shares”), subject to the right of the GS Sellers to receive additional consideration for a certain period of time following the closing of the GS ROFO Purchase if Crawford (or other members of the Consortium) offers to pay a higher price to a holder of the Issuer’s Class A Common Shares or ADSs during such period (the “Top Up Right”).

The source of the funds for the GS ROFO Purchase will be Crawford’s funds available for investment.

The description of the GS ROFO Purchase set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

The information disclosed in this Item 3 is qualified in its entirety by reference to the IGC Notice, IGC Acceptance, GS Notice and GS Acceptance (as such terms are defined below), copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

ITEM 4.	PURPOSE OF TRANSACTION

On November 26, 2017, Goliath Advisors Limited submitted a preliminary, non-binding proposal to the Board of Directors of the Issuer (the “Company Board”) pursuant to which it proposed to acquire all of the outstanding common shares of the Issuer (the “Common Shares”) (including Common Shares represented by American depositary shares (“ADSs”)) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share (the “November 2017 Proposal”). The Company Board formed a special committee (the “Special Committee”) to exclusively evaluate and, if appropriate, negotiate on behalf of the Company, the November 2017 Proposal and any alternative transactions.

CUSIP No. 26853A100

The November 2017 Proposal was superseded January 1, 2018 by a preliminary, non-binding proposal by MBK Partners HK Limited and Ray RuiPing Zhang, the Chairman and Chief Executive Officer of the Issuer, to acquire all of the outstanding shares of the Issuer for the same price as the November 2017 Proposal (the “January 2018 Proposal”).

Crawford and the Issuer entered into a Non-Disclosure Agreement dated February 22, 2018 pursuant to which Crawford commenced due diligence and discussions with respect to its potential participation in a buying consortium comprised of (i) Fastforward Company Ltd (“MBKP SPV”), an affiliate of MBK Partners Fund IV, L.P., (ii) BPEA Teamsport Limited (“Baring SPV”), and (iii) Mr. Zhang (MBKP SPV, Baring SPV and Mr. Zhang together the “Consortium” and each a “Consortium Member”).

On February 23, 2018, the Consortium entered into a consortium term sheet (the “Consortium Term Sheet”) setting forth non-binding, indicative terms regarding the Consortium and the proposed transaction, except for certain terms that are legally binding among the Consortium Members. Pursuant to the legally binding terms of the Consortium Term Sheet, among other things, MBKP SPV and Mr. Zhang agreed to work exclusively with each other in good faith in pursuit of the proposed transaction until April 1, 2018 (subject to any extension pursuant to the Consortium Term Sheet). The Consortium Term Sheet contemplates Mr. Zhang and certain of his affiliates contributing their Common Shares to an acquisition entity to be created by the Consortium for purposes of the proposed transaction, in exchange for equity interests in such acquisition entity, and MBKP SPV and Baring SPV, and/or one or more of their respective affiliates, making cash contributions to such acquisition entity, in exchange for equity interests in such acquisition entity.

On February 23, 2018, Baring SPV entered into a Securities Purchase Agreement (the “SPA”) with Tiger Global Mauritius Fund, a Mauritius company limited by shares, for the purchase of 5,264,080 ADSs (the “Subject ADSs”), representing 10,528,160 Class A Shares, as more fully described in its Schedule 13D filed March 5, 2018, as amended by Amendment No. 1 filed April 9, 2018 and Amendment No. 2 filed April 16, 2018. The closing of the transaction contemplated by the SPA occurred on April 13, 2018. The aggregate purchase price for all Subject ADSs was approximately $64.7 million, after adjustment as provided in the SPA.

On April 3, 2018 the Consortium submitted to the Special Committee a final proposal to the Issuer (the “April 2018 Proposal”) pursuant to which they proposed to acquire all of the Common Shares (including Common Shares represented by ADSs) for US$13.50 in cash per ADS or US$6.75 in cash per Common Share. The April 2018 Proposal superseded the January 2018 Proposal.

On April 6, 2018, Crawford joined with the Consortium.

On April 6, 2018, the Company Board, acting upon the unanimous recommendation of a Special Committee of the Company Board, approved the Issuer to enter into an Agreement and the Plan of Merger (the “Merger Agreement”) by and among Teamsport Parent Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Parent”), Teamsport Bidco Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and the Issuer pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. The transactions contemplated by the Merger Agreement, including the Merger, are referred to herein as the “Transactions.” For a detailed description of the Transactions, see the Form 6-K filed by the Issuer on April 6, 2018, including the exhibits thereto.

As a condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, the following additional agreements were executed and delivered by Crawford and the other parties named therein:

•	An Interim Investors Agreement (the “Interim Investors Agreement”) among MBK Partners Fund IV, L.P. (“MBKP”), The Baring Asia Private Equity Fund VI, L.P.1 and certain of its affiliates (collectively, the “Baring Funds”), Crawford, RedStone Capital Management (Cayman) Limited, a Cayman Islands exempted company (“Redstone” and, together with MBKP, each Baring Fund, Crawford and any new sponsor, the “Sponsors”), Baring SPV, L & L Horizon, LLC, a Delaware limited liability company (“Horizon”), Dongfeng Asset Management Co. Ltd. (“Dongfeng” and, together with Crawford, Horizon, Baring SPV and any new rollover shareholder, the “Rollover Shareholders,” and the Rollover Shareholders and the Sponsors, the “Investors”), Teamsport Topco Limited, a Cayman Islands exempted company (“Holdco”), Teamsport Midco Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Holdco (“Midco”), Parent and Merger Sub pursuant to which the parties agreed to certain terms and conditions governing the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the Transactions.

CUSIP No. 26853A100

•	A Contribution and Support Agreement (the “Contribution and Support Agreement”) among Horizon, Baring SPV, Crawford, Dongfeng, Holdco, Midco and Parent pursuant to which each Rollover Shareholder, including Crawford, agreed subject to the terms and conditions set forth therein and among other obligations and conditions, (a) to the contribution of all of his or its Shares to Holdco in exchange for newly issued ordinary shares of Holdco immediately prior to the closing of the Merger (the “Closing”) in accordance with the terms thereof, and (b) to vote all of his or its Securities (as defined in the Contribution and Support Agreement) in favor of approval of the Merger Agreement, the Merger and the Transactions, upon the terms and conditions set forth therein.

•	A letter agreement in favor of Parent (the “Equity Commitment Letter”), pursuant to which Crawford agreed, subject to the terms and conditions set forth therein, to make a direct or indirect equity investment in Parent immediately prior to the Closing.

•	A limited guarantee (the “Limited Guarantee”) executed by Crawford in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement.

If the Merger is consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated.

Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, L.P. (the “IGC Sellers”) delivered to Crawford, among others, a First Offer Notice dated April 23, 2018 (the “IGC Notice”) stating that the IGC Sellers proposed to sell all of their shares in the Issuer to a third party in a private sale for cash consideration, pursuant to the IRA (as defined below), and offering Crawford the opportunity to purchase such shares, or a pro rata portion of such shares, in accordance with the IRA, on the terms set forth in the IGC Notice. Crawford notified the IGC Sellers that it was accepting the offer by delivering a First ROFO Acceptance Notice (the “IGC Acceptance”) in compliance with the terms of the IGC Notice and the IRA. The IGC Sellers advised Crawford that Ctrip Investment Holdings Ltd., or its affiliate (“Ctrip”), also exercised its rights under the IRA to purchase shares pursuant to the IGC Notice. The shares reported hereunder represent Crawford’s current estimate of its pro rata portion of the total shares it is entitled to purchase from the IGC Sellers under the terms set forth in the IGC Notice and the IRA (the “IGC ROFO Purchase”), which such estimate may change in connection with the finalization of a definitive share purchase agreement.

It is anticipated that Crawford and the IGC Sellers will enter into a definitive share purchase agreement for the purchase of the IGC Subject Shares. The IGC ROFO Purchase is scheduled to close within 20 days after Crawford’s ICG Acceptance. The purchase price is US$6.75 per IGC Subject Share, for an aggregate purchase price for all IGC Subject Shares of approximately $24.1 million. Upon the closing of the IGC ROFO Purchase, the IGC Subject Shares will automatically convert into Class A Common Shares.

GS Car Rental HK Limited and GS Car Rental HK Parallel Limited (the “GS Sellers”) delivered to Crawford, among others, a First Offer Notice dated April 25, 2017 (the “GS Notice”) stating that the GS Sellers proposed to sell all of their shares in the Issuer in a single cash sale, pursuant to the IRA, and offering Crawford the opportunity to purchase such shares, or a pro rata portion of such shares, in accordance with the terms set forth in the GS Notice. Crawford notified the GS Sellers that it was accepting the offer by delivering a First ROFO Acceptance Notice (the “GS Acceptance”) in compliance with the terms of the GS Notice and the IRA. Accordingly, Crawford will purchase the GS Subject Shares on the terms set forth in the GS Notice and the IRA (the “GS ROFO Purchase”), which such shares represent a pro rata portion of the total shares held by the GC Sellers. The GS Sellers advised Crawford that Ctrip Investment Holdings Ltd., or its affiliate (“Ctrip”), also exercised its rights under the IRA to purchase shares pursuant to the GS Notice. The sale of the GS Subject Shares to Crawford is expected to be implemented as an indirect sale of the capital stock of one or more affiliates of the GS Sellers, which will allow the transfer of the Class B Common Shares without a conversion to Class A Common Shares.

It is anticipated that Crawford and the GS Sellers will enter into a definitive share purchase agreement for the purchase of the GS Subject Shares. The GS ROFO Purchase is scheduled to close within 45 days after the First Offer Notice. The initial purchase price is US$7.25 per GS Subject Share, for an aggregate purchase price for all GS Subject Shares of approximately $32.3 million, subject to the Top Up Right.

The Reporting Persons reserve the right to change their plans and intentions in connection with any of the actions discussed in this Item 4 and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

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Consummation of the Transactions, the IGC ROFO Purchase and/or the GS ROFO Purchase could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in a merger) to consist solely of persons to be designated by the Consortium, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Upon consummation of the Transactions, the Series D Share Purchase Agreement, dated March 26, 2012, among the Issuer and certain of its shareholders, including Crawford, and the Third Amended and Restated Investors’ Rights Agreement, dated December 11, 2013 (the “IRA”), among the Issuer and certain of its shareholders, including Crawford, would terminate.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the agreements referenced above, copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	Crawford is the record holder of 18,694,003 Class B Common Shares. Additionally, the Reporting Persons may be deemed to beneficially own (i) 18,370 Class A Common Shares, 3,030,839 Class B Common Shares and 523,054 Class A Common Shares represented by ADSs pursuant to the terms of the IGC ROFO Purchase and (ii) 4,448,713 Class B Common pursuant to the terms of the GS ROFO Purchase, which together with the shares held of record by Crawford, represent approximately 26.6% of the outstanding Class A Common Shares.[11] The Class B Common Shares are convertible at any time into Class A Common Shares on a share-for-share basis. The voting and investment power over the shares covered by this Schedule 13D/A is shared by the Reporting Persons.

The Reporting Persons may be deemed to be a “group” with the other Rollover Shareholders and their respective affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the Transactions. However, the Reporting Persons expressly disclaim beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Rollover Shareholders, other than the shares held of record by Crawford which are the subject of this Schedule 13D/A filing. The Reporting Persons are only responsible for the information contained in this Schedule 13D/A and assume no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any other Rollover Shareholder or any of its affiliates.

(c)	None.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Series D Share Purchase Agreement, dated March 26, 2012, among the Issuer and certain of its shareholders, including Crawford, the parties agreed to certain non-compete obligations and agreed to take, or refrain from taking, certain actions that could result in competition with the other party. These obligations terminate upon the occurrence of either (1) Crawford holding less than 5% of the Issuer’s securities or (2) Crawford no longer having any representative, either a director or an observer, on the Issuer’s Board of Directors. Additionally, upon consummation of the Transactions, the Series D Share Purchase Agreement would terminate.

[11]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares and Class A Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 of the cover pages by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated by the Issuer in the Issuer’s Annual Report and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons, or as to which the Reporting Persons may be deemed to beneficially own (i.e., 26,173,555). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Annual Report, as of December 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including the 26,173,555 Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

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Pursuant to the IRA, the parties to the Investors’ Rights Agreement have certain registration rights, approval rights with respect to transfers of the Issuer’s securities, are subject to transfer restrictions, rights of first refusal, rights of first offer, and certain other specified rights and restrictions with respect to the Issuer’s securities and the other shareholders. Additionally, upon consummation of the Transactions, the Investors’ Rights Agreement would terminate.

Pursuant to the Interim Investors Agreement, the parties thereto agreed to certain terms and conditions governing the management and actions of Holdco, Midco, Parent and Merger Sub, as well as the relationship among the Investors and their obligations with respect to the Merger and the other Transactions.

Pursuant to the Contribution and Support Agreement, Crawford agreed, among other things, to contribute its Common Shares to Holdco in exchange for equity in Holdco immediately prior to the Closing, in accordance with the terms thereof, and to vote all its Common Shares in favor of approval of the Merger Agreement, the Merger and the Transactions, subject to the terms and conditions thereof.

Pursuant to the Equity Commitment Letter, Crawford agreed, among other things, to make a direct or indirect equity investment in Parent immediately prior to the Closing, subject to the terms and conditions set forth therein.

Pursuant to the Limited Guarantee, Crawford guaranteed certain obligations of Parent to the Issuer in connection with the Merger and the other Transactions.

Pursuant to the IGC Notice and IGC Acceptance, Crawford agreed to purchase the IGC Subject Shares from the IGC Sellers for a purchase price of US$6.75 per IGC Subject Share.

Pursuant to the GS Notice and GS Acceptance, Crawford agreed to purchase the GS Subject Shares from the GS Sellers for a purchase price of US$7.25 per GS Subject Share, subject to the Top Up Right.

The foregoing descriptions of the agreements named above do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein as exhibits hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated December 1, 2014 (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 1, 2014)

Exhibit 99.2	Share Purchase Agreement for the Issuance of Series D Preferred Shares dated March 26, 2012 among the Issuer, its shareholders and certain other parties thereto and its amendments (incorporated herein by reference to Exhibit 4.6 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.3	Third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 among the Issuer and its shareholders (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.4	Interim Investors Agreement dated April 6, 2018 among Crawford, the other Investors, Holdco, Midco, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.4 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 10, 2018)

Exhibit 99.5	Contribution and Support Agreement dated April 6, 2018 among Crawford, the other Rollover Shareholders, Holdco, Midco and Parent (incorporated herein by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 10, 2018)

Exhibit 99.6	Equity Commitment Letter dated April 6, 2018 between Crawford and Holdco (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 10, 2018)

Exhibit 99.7	Limited Guarantee dated April 6, 2018 by Crawford in favor of the Issuer (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 10, 2018)

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Exhibit 99.8	Notice of Proposed Sale of Shares of the Issuer dated April 23, 2018 from the IGC Sellers to Crawford*

Exhibit 99.9	First ROFO Acceptance Notice dated May 2, 2018 from Crawford to IGC Sellers*

Exhibit 99.10	First Offer Notice dated April 25, 2018 from the GS Sellers to Crawford*

Exhibit 99.11	First ROFO Acceptance Notice dated May 3, 2018 from Crawford to GS Sellers*

*	Filed herewith.

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After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2018

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Carolyn Kindle Betz
Name:	Carolyn Kindle Betz
Title:	Voting Trustee

By	/s/ Jo Ann T. Kindle
Name:	Jo Ann T. Kindle
Title:	Voting Trustee

By	/s/ Andrew C. Taylor
Name:	Andrew C. Taylor
Title:	Voting Trustee

By:	/s/ Christine B. Taylor
Name:	Christine B. Taylor
Title:	Voting Trustee

ANDREW C. TAYLOR

/s/ Andrew C. Taylor
JO ANN T. KINDLE

/s/ Jo Ann T. Kindle
CHRISTINE B. TAYLOR

/s/ Christine B. Taylor
CAROLYN KINDLE BETZ

/s/ Carolyn Kindle Betz